Exhibit 19.1

803 Insider Trading

Effective Date 1/1/2023

The purpose of this Insider Trading Policy (the “Policy”) is to promote compliance with applicable securities laws by Telkonet Inc. and its affiliated entities (“Telkonet Inc.” or the “Company”) and all directors, officers and employees thereof, in order to preserve the reputation and integrity of Telkonet Inc. as well as that of all persons affiliated with it.

Applicability

The Policy is applicable to all directors, officers, and employees of Telkonet Inc.  Questions regarding this policy should be directed to the Company’s Chief Financial Officer.

Policy

If a director, officer or any employee of the Company or any agent or advisor of the Company has material, nonpublic information relating to the Company, it is the Company’s policy that neither that person nor any Related Person (as defined below) may buy or sell securities of the Company (the “Company Securities”) or engage in any other action to take advantage of, or pass on to others, that information.  This Policy also applies to material, nonpublic information relating to any other company with publicly traded securities, including our customers or suppliers, obtained in the course of employment by or association with Telkonet Inc.

To avoid even the appearance of impropriety, additional restrictions on trading Company Securities apply to directors and members of executive management.  See Additional Restrictions and Requirements for Directors and “Officers” below.

DEFINITIONS/EXPLANATIONS

Who is an “Insider”?

Any person who possesses material, nonpublic information is considered an insider as to that information.  Insiders include Company directors, officers, employees, independent contractors, and those persons in a special relationship with the Company, e.g., its auditors, consultants or attorneys.  The definition of insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.

What is “Material” Information?

The materiality of a fact depends upon the circumstances.  A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security.  Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security – debt or equity.

Some examples of material information include:

•	Unpublished financial results
•	News of a pending or proposed company transaction
•	Significant changes in corporate objectives
•	News of a significant sale of assets
•	Changes in dividend policies
•	Financial liquidity problems

The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances.  The materiality of information is subject to reassessment on a regular basis.

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What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the public.  For information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International.  The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement of material information, a reasonable period must elapse in order for the market to react to the information.  Generally, one should allow approximately four full trading days following publication as a reasonable waiting period before such information is deemed to be public.  Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Friday of that week, because four full trading days would have elapsed by then (all of Monday through Thursday).  If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until the following Monday.  If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Friday of the following week.

Who is a “Related Person''?

For purposes of this Policy, a Related Person includes your spouse, minor children, and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control.  Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes.  See Guidelines – Tipping Information to Others below for a discussion on the prohibition on “tipping.”

GUIDELINES

Non-disclosure of Material Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except the persons within the Company or third-party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

Prohibited Trading in Company Securities

No person may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts) when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. Loans, pledges, gifts, charitable donations, and other contributions of Company Securities are also subject to this Policy.

Twenty-Twenty Hindsight

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction an insider should carefully consider how his or her transaction may be construed in the bright light of hindsight.  Again, in the event of any questions or uncertainties about the Policy, please consult the Company’s Chief Financial Officer or someone that he or she has delegated responsibility for advising of the Policy.

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Tipping” Information to Others

Insiders may be liable for communicating or tipping material nonpublic information to any third party (“tippee”), not limited to just Related Persons.  Further, insider trading violations are not limited to trading or tipping by insiders.  Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider.  Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.  In other words, a tippee’s liability for insider trading is no different from that of an insider.  Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

Avoid Speculation

Directors, officers and employees, and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Company Securities or sell Company Securities “short.”  In addition, directors, officers and employees, and their Related Persons may not hold Company Securities in margin accounts. Investing in Company Securities provides an opportunity to share in the future growth of the Company.  Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market.  Such activities may put the personal gain of the director, officer, or employee in conflict with the best interests of the Company and its security holders.  Anyone may, of course, in accordance with this Policy and other Company policies, exercise options granted to them by the Company.

Trading in Other Securities

No director, officer or employee may place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if the person learns of material, nonpublic information about the other company in the course of his/her employment with Telkonet Inc.

Blackout Periods

Telkonet Inc. prohibits directors, officers, employees, and consultants who have access to material nonpublic information about the Company from buying and selling the Company’s securities during certain periods. These persons will be prohibited from buying and selling Telkonet Inc. securities during the period beginning on the last day of each fiscal quarter and ending the day Telkonet Inc.’s quarterly report for such quarter (or annual report in the case of Telkonet Inc.’s fourth fiscal quarter) is released to the public. If a material event occurs outside this blackout period, the Company will consider imposing an event-specific blackout period while the event remains material and nonpublic.

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Additional Restrictions and Requirements for Directors and “Officers” Trading Window.

In addition to being subject to all the other limitations in this Policy, directors and members of the Company’s Executive Leadership Team may only buy or sell Company Securities in the public market during the period beginning four full trading days after the release of the Company’s quarterly earnings and ending one calendar month prior to the end of the next fiscal quarter.1

Pre-Clearance

Directors and Officers of the Company (as such term is defined pursuant to Section 16 of the Securities Exchange Act, as amended) must obtain prior clearance from the Company’s Chief Financial Officer, or his or her designee, before he, she or a Related Person makes any purchases or sales of Company Securities, including any exercise of stock options.  Prior clearance is required for all purchases or sales.  Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations.  Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.  Clearance of a transaction is valid only for a 48-hour period.  If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Prohibition on Selling Stock Acquired by Option Exercise

Officers are prohibited from selling Company stock acquired by exercising stock options until such Officer is in compliance with the Company’s stock ownership requirement.  Notwithstanding the preceding sentence, Officers may immediately sell Company stock acquired by exercising stock options for the limited purposes of paying the exercise price of the stock option and any applicable tax liability.

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1 The securities laws allow for specific safe harbors from insider trading liability, such as a written trading plan pursuant to Rule 10b5-1(c) of the Exchange Act, the potential availability of which may also be discussed when obtaining prior clearance from the Chief Financial Officer.

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